Exhibit 12.1

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

	Three Months Ended
	March 31

	2003	2002
	(In Millions)
Earnings:

Loss before income taxes	$(1,343)	$ (795)
Fixed charges, from below	176	196
Undistributed losses of affiliates	-	3
Interest capitalized	(1)	(11)

Loss	$(1,168)	$ (607)

Fixed charges:

Interest expense	$ 131	$ 142
Portion of rental expense representative
of the interest factor	45	54

Fixed charges	$ 176	$ 196

Ratio of earnings to fixed charges	(a)	(a)

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(a) Earnings were inadequate to cover fixed charges by $1.3 billion in 2003 and $803 million in 2002.